Marcia Barinaga

Education
Bowdoin College, 1973-1977, A.B., Biochemistry and Environmental Studies
University of California, San Diego, 1978-1984, Ph.D., Biology
Stanford University 1984-1986 Post-doctoral Fellow
University of California, Santa Cruz, 1986-1987, Science Communication

Research Background
PhD thesis: with Ronald Evans, Salk Institute, peptide regulation of hormone gene expression
Postdoctoral research: with Richard Scheller, Stanford University, neuropeptide processing

Journalism Career
Intern, Stanford University News and Information Service, 1986
Summer Intern, Richmond (Virginia) *Times-Dispatch*, 1987
West Coast Correspondent, *Nature*, September 1987 to May 1989
Weekly Science Q & A Column, *San Jose Mercury News*, 1987 to 1994
Free-lance writing for *The Scientist, Los Angeles Times, Washington Post, London Times, Detroit Free Press, Dallas Morning News, Portland Oregonian, San Francisco Examiner, San Francisco Chronicle, San Jose Mercury News, Santa Cruz Sentinel, Science Impact Letter*
Contributing Correspondent, *Science*, July 1989 to 2014
Personal essays published in *San Francisco Chronicle, Christian Science Monitor,* and *KQED radio*

Ranching, Food and Fiber Work
Cheesemaker, shepherd, owner Barinaga Ranch. Inc, Marshall, CA
2009-2016; commercial production of Txiki and Baserri, raw-milk Basque-style cheeses
2016-2020; sheep-ranching for meat and fiber

Public Service and Board Memberships
Member Board of Directors, East Bay Community Foundation 2002 – 2007
Member Board of Directors, Marin Agricultural Land Trust 2016 – present
Member Board of Directors, West Marin Fund, 2018 – present
Member Board of Directors, Bay Area Ranchers' Cooperative, 2020 - present

Fellowships, Awards and Honors
Phi Beta Kappa, 1977
Summer Research Fellowship, City of Hope National Medical Center, 1977
American Cancer Society Post-doctoral Fellowship, 1984 (declined)
Life Sciences Research Foundation Post-doctoral Fellowship, 1984-1986
Achievement Rewards for College Scientists Foundation, Fellowship in Science Writing, 1986-7
Nate Haseltine Memorial Fellowship in Science Writing, 1986-1987
AAAS Mass Media Science and Engineering Fellowship, 1987
Hospital Council of Northern California 1987 Health Care Journalism Award
Common-Hour speaker, Bowdoin College, September 7, 2001
Txiki: Best in Show, California Cheese Competition 2012
Txiki: Silver Medal, World Cheese Awards 2013
Baserri: Gold Medal, California Cheese Competition, 2014